December 20, 2024

Thomas P. Gallagher
Chief Executive Officer
Miami International Holdings, Inc.
7 Roszel Road, Suite 1A
Princeton, NJ 08540

       Re: Miami International Holdings, Inc.
           Amendment No. 11 to
           Draft Registration Statement on Form S-1
           Submitted November 27, 2024
           CIK No. 0001438472
Dear Thomas P. Gallagher:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2024 letter.

Amendment No. 11 to Draft Registration Statement on Form S-1
Financial Statements of Miami International Holdings, Inc. and Subsidiaries
Note 2. Summary of Significant Accounting Policies
Safeguarded Customer Digital Assets and Liabilities, page F-12

1. We note your response to prior comment 9 and continue to evaluate. We may have further comments.
Note 12. Goodwill and Intangible Assets, page F-32

2. We note your response to prior comment 10. Please confirm whether or not the
 December 20, 2024
Page 2

       following is true:
           There are no further performance obligations or services you are required to provide in order to receive the remaining 375 million locked Pyth tokens and that the only condition for unlocking is the passage of time.
           If you were to stop providing data to Pyth you would still receive the 375 million locked Pyth tokens.
           Despite the fact that the locked Pyth tokens are not in the control or possession of
           BSX and are held by another entity, you have a contractual right to the locked tokens, and fully expect to receive them upon unlocking.

       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Herbert F. Kozlov